

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2024

Elías Sacal Cababié
Chief Executive Officer
Murano Global Investments Ltd
F. C. de Cuernavaca 20, 12th floor, Lomas - Virreyes
Lomas de Chapultepec III Secc
Miguel Hidalgo, 11000 Mexico City, Mexico, CDMX

> **Re: Murano Global Investments Ltd**
> **Amendment No. 5 to Registration Statement on Form F-4**
> **Filed January 30, 2024**
> **File No. 333-273849**

Dear Elías Sacal Cababié:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22, 2024 letter.

Amendment No. 5 to Registration Statement on Form F-4 filed January 30, 2024

Impact of the Business Combination on PubCo's Public Float, page 37

1. We note your response to comment 2. Please explain in your supplemental response letter the basis for your position that redemptions will have no impact on Nasdaq listing qualifications and that there will be sufficient float held by non-affiliates regardless of the level of redemptions, as it is unclear who or how many non-affiliate shareholders you have other than the public shareholders who may redeem in connection with the transaction. Also address the impact redemptions may have upon the ability of the company to be approved for listing on Nasdaq in the disclosure in this section.

<u>U.S. regulatory authorities, including the SEC, have recently enacted and proposed rules . . ., page 91</u>

2.	We note your statement that you believe you will not be subject to the Investment Company Act because the proceeds of the trust account are only invested in U.S. Government securities or shares of money market funds meeting conditions of Rule 2a-7 of the Investment Company Act. Please revise to clarify that even though your trust account proceeds are invested in these securities, the risk nevertheless exists that you may be considered to be operating as an unregistered investment company.

<u>Permitted Purchases and Other Transactions with Respect to Our Securities, page 218</u>

3.	Disclosure in this section indicates that the purpose of any purchase of Public Shares by the Sponsor, officers, directors or affiliates from investors could be to "vote in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination." Please revise this disclosure or provide your analysis on how such potential purchases would comply with Rule 14e-5. Also see comment 32 of our letter dated October 10, 2023 and comment 14 of our letter dated October 26, 2023.

	Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:	Hugo F. Triaca